UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                     SEC File Number:  005-79752
                                                     Cusip Number:  00126W 10 8
(Check One):

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q   [ ] Form N-SAR
[ ] Form N-CSR

         For Period Ended: year ended June 30, 2004

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-F
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form.  Please Print or Type.

      NOTHING IN THIS FORM SHALL BE CONSTRUCTED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: not applicable

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PART I--REGISTRANT INFORMATION
---------------------------------

     Full Name of Registrant:                AGU Entertainment Corp.
     Former Name if Applicable:              Lexington Barron Technologies, Inc.
     Address of Principal Executive Office:  11077 Biscayne Blvd., Suite 101
                                             Miami, Florida 33161

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PART II--RULES 12B-25 (B) AND (C)
---------------------------------

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

---------------------------------
PART III--NARRATIVE
---------------------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

      The compilation, dissemination and review of the information required to be presented in the Form 10-QSB for the relevant fiscal quarter has imposed time constraints on the registrant's employees and independent accountants that have rendered timely filing of the Form 10-QSB impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.


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PART IV--OTHER INFORMATION
---------------------------------

      (1) Name and telephone number of person to contact in regard to this notification

          David Levy          305            899-6100
          ------------------------------------------------------------
            (Name)        (Area Code)  (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                             [X] Yes  [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                             [X] Yes  [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The registrant anticipates that it will have a net income loss of approximately $1.6 million. The comparison to the same period in the prior fiscal year is not relevant as the registrant completed a reverse merger with a public shell in April 2004. The registrant's primary operating subsidiary has only been in existence since May 2003, so a comparison to the same period in the prior fiscal year is not available.

AGU Entertainment Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  August 17, 2004                      By  /s/ David Levy
                                                -----------------------------
                                                Name:  David Levy
                                                Title: President